Exhibit (a)(1)(A)

NOTICE OF FUNDAMENTAL CHANGE, OFFER TO PURCHASE

AND ENTRY INTO SUPPLEMENTAL INDENTURE

TO HOLDERS OF 1.125% SENIOR CONVERTIBLE NOTES DUE 2014

ISSUED BY

CHARMING SHOPPES, INC.

CUSIP NUMBERS: 161133AD5 & 161133AE3

To each holder (each “Holder”) of the 1.125% Senior Convertible Notes Due 2014 (the “Notes”) issued by Charming Shoppes, Inc.:

Charming Shoppes, Inc. (the “Company”) by this Notice of Fundamental Change, hereby notifies you, pursuant to Section 3.02 of the Indenture, dated as of April 30, 2007 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of June 14, 2012 (the “Supplemental Indenture,” and the Base Indenture as supplemented by the Supplemental Indenture, the “Indenture”) between Charming Shoppes, Inc., a Pennsylvania corporation (the “Company”) and Wells Fargo Bank, National Association, a national banking association, as trustee (the “Trustee”), relating to the Notes, that a Fundamental Change (as defined in the Indenture) as described below has occurred. The Supplemental Indenture is attached hereto as Annex B.

Pursuant to an Agreement and Plan of Merger, dated as of May 1, 2012 (the “Merger Agreement”), by and among Ascena Retail Group, Inc., a Delaware corporation (“Parent”), Colombia Acquisition Corp., a Pennsylvania corporation and direct wholly owned subsidiary of Parent (“Purchaser”), and the Company, Purchaser commenced a tender offer (the “Offer”) for all of the outstanding shares of common stock of the Company, par value $0.10 per share (the “Common Stock”), at a price of $7.35 per share, net to the seller in cash, without interest, subject to any applicable withholding tax (the “Offer Price”). The Offer expired at 12:00 midnight, New York City time, on June 12, 2012. Following the closing of the Offer, on June 14, 2012, Purchaser was merged with and into the Company, with the Company being the surviving entity (the “Merger”). In connection with the Merger, each holder of Common Stock immediately prior to the effective time of the Merger was entitled to receive the Offer Price for each share of Common Stock. The consummation of the Merger triggered a termination of trading of the Common Stock on the NASDAQ Global Select Market and the Chicago Stock Exchange. As a result of the consummation of the Offer and the Merger, a Fundamental Change (as defined in the Indenture) occurred on June 14, 2012 (the “Fundamental Change Effective Date”), and accordingly, each Holder of the Notes has the Fundamental Change Repurchase Right (as defined below) described herein.

Pursuant to the terms and conditions of the Indenture, each Holder of the Notes has the right (the “Fundamental Change Repurchase Right”) to require the Company to accept for purchase any or all of such Holder’s outstanding Notes on July 27, 2012 (the “Fundamental Change Repurchase Date”). The purchase price (the “Fundamental Change Repurchase Price”) for any Notes validly surrendered and not validly withdrawn will be $1,000 in cash per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date.

Holders may surrender their Notes from June 28, 2012 until 11:59 p.m., New York City time, on Thursday, July 26, 2012 (the “Exercise Expiration Date”). The Company will accept for purchase all Notes that have been validly surrendered and not validly withdrawn prior to the Exercise Expiration Date on the Fundamental Change Repurchase Date, which is the Business Day (as defined in the Indenture) following the Exercise Expiration Date. The Fundamental Change Repurchase Price for any Notes that are validly surrendered, and not validly withdrawn, will be paid by Wells Fargo Bank, National Association, as paying agent (the “Paying Agent”), no later than the later of (i) the Business Day immediately following the Fundamental Change Repurchase Date and (ii) the time of book-entry transfer or delivery of such Notes to the Paying Agent. The Fundamental Change Repurchase Right is subject, in all respects, to the terms and conditions of the Indenture, the Notes and this Notice of Fundamental Change and related notice materials, as amended and supplemented from time to time.

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Alternative to the Fundamental Change Repurchase Right:

You May Elect to Receive an Amount in Cash

Equal to the Offer Price Multiplied by the Applicable Conversion Rate

The Indenture provides that, as a result of the consummation of the Merger and notwithstanding the Fundamental Change Repurchase Right, the Notes are convertible, at the option of the Holder, at any time until the Exercise Expiration Date (the “Merger Conversion Period”). The Company’s conversion obligation with respect to each $1,000 in aggregate principal amount of Notes will be fixed at $477.92, which is an amount in cash equal to the applicable conversion rate (calculated in accordance with the Indenture) of 65.0233 multiplied by $7.35, the amount Purchaser paid in the Merger for each share of Common Stock outstanding. As a result, the amount of cash that you will be entitled to receive upon conversion will be fixed at $477.92 per $1,000 aggregate principal amount of Notes surrendered for conversion. If you elect to convert your Notes during the Merger Conversion Period, the Company will settle its conversion obligation no later than the third Business Day following such election. See Section 2.3 below for a comparison of the amount you would currently receive if your Notes are converted (and settled for cash) and the amount you would receive if your Notes are purchased through exercise of the Fundamental Change Repurchase Right. The right of Holders to convert their Notes is separate from the Fundamental Change Repurchase Right.

The Fundamental Change Repurchase Price that you would receive if you validly exercised the Fundamental Change Repurchase Right is substantially more than the value that you would currently receive upon conversion of the Notes. You should review this Notice of Fundamental Change carefully and consult with your own financial and tax advisors. You must make your own decision as to whether or not to surrender your Notes for purchase or to exercise your conversion rights (if at all) and, if so, the amount of Notes to surrender or convert. None of the Company, Parent, the Company’s or Parent’s respective boards of directors, employees, advisors or representatives, the Paying Agent, the Trustee or Wells Fargo Bank, National Association, as conversion agent (the “Conversion Agent”) is making any representation or recommendation to any Holder as to whether or not to surrender or convert (if at all) such Holder’s Notes.

In addition, Notes that remain outstanding after consummation of the Fundamental Change Repurchase Right and the Merger Conversion Period will continue to accrue interest until maturity, or until the principal of the Notes has been paid, unless the Notes are earlier repurchased or converted.

This Notice of Fundamental Change constitutes a Company Notice pursuant to Section 3.02 of the Indenture with respect to the Fundamental Change Repurchase Right. This Notice of Fundamental Change is also being delivered to the Trustee and Holders of record of the Notes to constitute notice of (i) an adjustment to the applicable conversion rate pursuant to Section 10.04(j) of the Indenture and (ii) the execution of the Supplemental Indenture pursuant to Section 10.06(d) of the Indenture.

To exercise your Fundamental Change Repurchase Right to have the Company purchase the Notes and receive payment of $1,000, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date, per $1,000 principal amount of the Notes, you must validly surrender your Notes prior to 11:59 p.m., New York City time, on the Exercise Expiration Date. Notes surrendered for purchase may be withdrawn at any time prior to 11:59 p.m., New York City time, on the Exercise Expiration Date. The right of Holders to surrender Notes for purchase, or to withdraw Notes previously surrendered, under the Fundamental Change Repurchase Right expires at 11:59 p.m., New York City time, on the Exercise Expiration Date.

Alternatively, to exercise your conversion rights, you may validly surrender the Notes at any time through the Merger Conversion Period. If you have already surrendered your Notes for purchase by the Company, you must validly withdraw the Notes prior to 11:59 p.m., New York City time, on the Exercise Expiration Date before you can surrender those Notes for conversion. Notes surrendered for conversion may not be withdrawn.

The Trustee has informed the Company that, as of the date of this Notice of Fundamental Change, all custodians and beneficial owners of the Notes hold the Notes through accounts with The Depository Trust Company (“DTC”) and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for purchase or conversion hereunder must be delivered through the transmittal procedures of DTC. Delivery of Notes in accordance with the transmittal procedures of DTC will satisfy the Holder’s requirement for physical delivery of a Fundamental Change Repurchase Notice pursuant to Section 3.02 of the Indenture.

The Paying Agent and Conversion Agent is:

Wells Fargo Bank, National Association

Delivery to: Wells Fargo Bank, National Association

By Registered or Certified Mail: Wells Fargo Bank, National Association Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480	By Regular Mail or Overnight Courier: Wells Fargo Bank, National Association Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479	In Person by Hand: Wells Fargo Bank, National Association 12th Floor-Northstar East Building Corporate Trust Operations 608 Second Avenue South Minneapolis, MN 55479

By Facsimile: (for eligible institutions only) (612) 667-6282 For Information or Confirmation by Telephone: (800) 344-5128

Additional copies of this Notice of Fundamental Change may be obtained from the Paying Agent and Conversion Agent at its addresses set forth above.

No person has been authorized to give any information or to make any representations other than those contained in this Notice of Fundamental Change and, if given or made, such information or representations must not be relied upon as having been authorized. This Notice of Fundamental Change does not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Notice of Fundamental Change shall not under any circumstances create any implication that the information contained in this Notice of Fundamental Change is current as of any time subsequent to the date of such information. None of the Company, Parent, the Company’s or Parent’s respective boards of directors, employees, advisors or representatives, the Paying Agent, the Trustee or the

Conversion Agent is making any representation or recommendation to any Holder as to whether or not to surrender or convert (if at all) such Holder’s Notes. You should consult your own financial and tax advisors and must make your own decision as to whether or not to surrender your Notes for purchase or to exercise your conversion rights (if at all) and, if so, the amount of Notes to surrender or convert.

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the right of each Holder of the Notes to require the Company to purchase, and the obligation of the Company to purchase, the Notes, subject to the terms and conditions of the Indenture, the Notes and this Notice of Fundamental Change and related notice materials, as amended and supplemented from time to time (the “Fundamental Change Repurchase Right”). To understand the Fundamental Change Repurchase Right fully and for a more complete description of the terms of the Fundamental Change Repurchase Right, we urge you to read carefully the remainder of this Notice of Fundamental Change because the information in this summary is not complete. Unless stated to the contrary, or unless the context otherwise requires, references to “Charming,” “the Company,” “we,” “our” or “us” in this Notice of Fundamental Change refer only to Charming Shoppes, Inc. and do not include Ascena Retail Group, Inc. or its other subsidiaries.

Who is offering to purchase my Notes?

Charming Shoppes, Inc., a Pennsylvania corporation (the “Company”), is obligated, at your option, to purchase your validly surrendered and not validly withdrawn 1.125% Senior Convertible Notes Due 2014 (the “Notes”).

Why is the Company offering to purchase my Notes?

Pursuant to the terms of the Indenture (as defined below) and the Notes, upon a Fundamental Change (as defined in the Indenture), each holder (each “Holder”) of the Notes may require us to purchase some or all of its Notes at a repurchase price in cash equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date (as defined below). Pursuant to an Agreement and Plan of Merger, dated as of May 1, 2012 (the “Merger Agreement”), by and among Ascena Retail Group, Inc., a Delaware corporation (“Parent”), Colombia Acquisition Corp., a Pennsylvania corporation and direct wholly owned subsidiary of Parent (“Purchaser”), and the Company, Purchaser commenced a tender offer (the “Offer”) for all of the outstanding shares of common stock of the Company, par value $0.10 per share (the “Common Stock”), at a price of $7.35 per share, net to the seller in cash, without interest, subject to any applicable withholding tax (the “Offer Price”). The Offer expired at 12:00 midnight, New York City time, on June 12, 2012. Following the closing of the Offer, on June 14, 2012, Purchaser was merged with and into the Company, with the Company being the surviving entity (the “Merger”). In connection with the Merger, each holder of Common Stock immediately prior to the effective time of the Merger was entitled to receive the Offer Price for each share of Common Stock. The consummation of the Merger triggered a termination of trading of the Common Stock on the NASDAQ Global Select Market (“NASDAQ”) and the Chicago Stock Exchange (“CHX”). As a result of the consummation of the Offer and the Merger, a Fundamental Change occurred on June 14, 2012 (the “Fundamental Change Effective Date”), and accordingly, each Holder of the Notes has the Fundamental Change Repurchase Right described herein.

What Notes are the Company obligated to purchase?

We are obligated to purchase any Notes validly surrendered pursuant to the Fundamental Change Repurchase Right, at the option of the Holder. As of June 27, 2012, there was $140,451,000 aggregate principal amount of Notes outstanding. The Notes were issued under an Indenture, dated as of April 30, 2007 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of June 14, 2012 (the “Supplemental Indenture,” and the Base Indenture as supplemented by the Supplemental Indenture, the “Indenture”) between the Company and Wells Fargo Bank, National Association, a national banking association, as trustee (the “Trustee”). The Supplemental Indenture is attached hereto as Annex B.

How much will the Company pay, and what is the form of payment?

Pursuant to the terms of the Indenture and the Notes, we will pay, in cash, a purchase price of $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the Fundamental

Change Repurchase Date (the “Fundamental Change Repurchase Price”), with respect to any Notes validly surrendered for purchase and not validly withdrawn prior to 11:59 p.m., New York City time, on Thursday, July 26, 2012 (the “Exercise Expiration Date”). Holders who validly surrender, and do not validly withdraw, their Notes in connection with the Fundamental Change Repurchase Right will be entitled to receive accrued cash interest payable on their Notes accrued to, but excluding, July 27, 2012 (the “Fundamental Change Repurchase Date”) in an amount equal to the following computation multiplied by each $1,000 of principal amount validly surrendered for purchase and not validly withdrawn: the current interest rate of 1.125% multiplied by the number of days from the last interest payment date of May 1, 2012 (May 1st and November 1st of each year, each an “Interest Payment Date”) to, but excluding, the Fundamental Change Repurchase Date, divided by 360. We estimate that the accrued interest payable on the Notes will be approximately $2.69 per $1,000 principal amount of Notes validly surrendered, and not validly withdrawn, based on the expected Fundamental Change Repurchase Date of July 27, 2012.

How will the Company fund the purchase of the Notes?

We intend to use cash on hand, funds made available by Parent from its cash on hand and, if required, borrowings under the Credit Agreements (as defined herein) to purchase the Notes.

How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s or Parent’s operating results and the market for similar Notes. To the extent available, Holders are urged to obtain current market quotations for the Notes prior to making any decision with respect to the Fundamental Change Repurchase Right. The consummation of the Merger triggered a termination of trading of the Common Stock. Prior to the Merger, the Common Stock into which the Notes were convertible was listed on NASDAQ and CHX under the symbol “CHRS.” On June 14, 2012, the last full trading day prior to the delisting of the Common Stock, the closing sales price of the Common Stock on NASDAQ was $7.40 per share.

Are my Notes currently convertible?

Yes. As a result of the Merger, Holders of Notes currently have the right to convert their Notes at any time until the Exercise Expiration Date (the “Merger Conversion Period”) at the applicable conversion rate under the Indenture, as discussed below. If you do not surrender your Notes pursuant to the Fundamental Change Repurchase Right, you will retain the conversion rights associated with your Notes pursuant to the Indenture. If you validly surrender all or part of your Notes pursuant to the Fundamental Change Repurchase Right, you may not surrender such Notes for conversion unless you validly withdraw your Notes prior to 11:59 p.m., New York City time, on the Exercise Expiration Date. If you validly surrender and do not validly withdraw your Notes prior to the Exercise Expiration Date, you will no longer have conversion rights, unless we fail to purchase and pay for the Notes surrendered pursuant to the Fundamental Change Repurchase Right. If you surrender your Notes for conversion, you will no longer be able to participate in the Fundamental Change Repurchase Right.

What consideration will I receive if I convert my Notes?

If you decide to convert your Notes, our conversion obligation with respect to each $1,000 in aggregate principal amount of Notes will be fixed at $477.92, which is an amount in cash equal to the applicable conversion rate (calculated in accordance with the Indenture) of 65.0233 multiplied by $7.35, the amount Purchaser paid in the Merger for each share of Common Stock outstanding. As a result, the amount of cash that you will be entitled to receive upon conversion will be fixed at $477.92 per $1,000 aggregate principal amount of Notes surrendered for conversion. See “Conversion Rights of the Notes” below for a comparison of the estimated amount you would receive if your Notes are converted (and settled for cash) and the estimated amount you would receive if your Notes are purchased for cash through exercise of the Fundamental Change Repurchase Right.

What is the relationship between this offer to purchase the Notes and the convertibility of the Notes?

The right to participate in the Fundamental Change Repurchase Right is a separate right from the right to convert the Notes. If you do surrender your Notes in the Fundamental Change Repurchase Right, you will not be able to convert your Notes unless you withdraw your previously surrendered Notes prior to the Exercise Expiration Date of the Fundamental Change Repurchase Right. If you do not surrender your Notes into the Fundamental Change Repurchase Right, your conversion rights will not be affected. If you have exercised your conversion right and converted your Notes, you may not surrender your converted Notes under the Fundamental Change Repurchase Right.

What does the board of directors of the Company or Parent think of the Fundamental Change Repurchase Right and the conversion rights?

Neither our board of directors nor Parent’s board of directors has made any recommendation as to whether you should surrender your Notes for purchase under the Fundamental Change Repurchase Right or whether you should exercise your conversion rights (if at all). You must make your own decision as to whether or not to surrender your Notes for purchase pursuant to the Fundamental Change Repurchase Right or to exercise your conversion rights (if at all) and, if so, the amount of Notes to surrender or convert. The Fundamental Change Repurchase Right, our offer to purchase the Notes pursuant thereto and the notice of your conversion rights, each as described in this Notice of Fundamental Change, are based solely on the requirements of the Indenture and the Notes.

When does the Fundamental Change Repurchase Right expire?

The Fundamental Change Repurchase Right expires at 11:59 p.m., New York City time, on the Exercise Expiration Date, which is the Business Day (as defined in the Indenture) immediately preceding the Fundamental Change Repurchase Date.

What are the conditions to the purchase by the Company of the Notes?

The purchase by us of validly surrendered Notes is not subject to any condition other than such purchase being lawful and the satisfaction of the procedural requirements described in this Notice of Fundamental Change.

How do I surrender my Notes for purchase?

To surrender your Notes for purchase pursuant to the Fundamental Change Repurchase Right, you must surrender the Notes through the transmittal procedures of The Depository Trust Company (“DTC”) prior to 11:59 p.m., New York City time, on the Exercise Expiration Date.

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Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee in advance of the Exercise Expiration Date if such Holders desire to surrender their Notes and instruct such nominee to surrender the Notes on their behalf through the transmittal procedures of DTC.

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Holders who are DTC participants should surrender their Notes electronically through DTC’s Automated Tender Offer Program (“ATOP”) over the Participant Terminal System, subject to the terms and procedures of that system, before 11:59 p.m., New York City time, on the Exercise Expiration Date.

You bear the risk of untimely submission of your Notes. You must allow sufficient time for completion of the necessary procedures prior to 11:59 p.m., New York City time, on the Exercise Expiration Date.

By surrendering, or instructing your nominee to surrender, your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Fundamental Change Repurchase Right set forth in this Notice of Fundamental Change. If you surrender your Notes through and comply with the transmittal procedures of DTC, you need not submit a Fundamental Change Repurchase Notice to Wells Fargo Bank, National Association, as paying agent (the “Paying Agent”).

If I surrender my Notes for purchase, when will I receive payment for them?

We will accept for purchase all Notes that have been validly surrendered and not validly withdrawn prior to the Exercise Expiration Date on the Fundamental Change Repurchase Date. We will promptly deposit with the Paying Agent, prior to 11:00 a.m., New York City time, on the Business Day immediately following the Fundamental Change Repurchase Date, an amount of cash sufficient to pay the Fundamental Change Repurchase Price for the surrendered Notes, and the Paying Agent will no later than the later of (i) the Business Day immediately following the Fundamental Change Repurchase Date and (ii) the book-entry transfer of the applicable Notes, distribute the cash to DTC, the sole record Holder of the Notes. DTC will thereafter distribute the cash to its participants in accordance with its procedures.

Until what time can I withdraw previously surrendered Notes?

You can withdraw Notes previously surrendered for purchase at any time prior to 11:59 p.m., New York City time, on the Exercise Expiration Date.

How do I withdraw previously surrendered Notes?

To withdraw previously surrendered Notes, you must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Notes prior to 11:59, New York City time, on the Exercise Expiration Date.

If I want to convert my Notes, what should I do?

If you want to convert your Notes, you must (i) cause to be completed the appropriate instruction form for conversion pursuant to DTC’s book-entry conversion program, (ii) cause to be delivered by book-entry delivery an interest in the aggregate principal amount and corresponding principal amount represented thereby to be converted of such Notes, (iii) furnish appropriate endorsements and transfer documents if required by the Company, the Trustee or Wells Fargo Bank, National Association, as conversion agent (the “Conversion Agent”), (iv) pay any transfer or similar taxes, if required pursuant to Section 10.07 (Taxes on Shares Issued) of the Indenture and (v) if required pursuant to Section 10.02(h) of the Indenture, pay funds equal to the interest payable on the next Interest Payment Date that such Holder is to receive on the Notes (as described in Section 2.3 below). Please direct any questions or requests for assistance in connection with the surrender of Notes for conversion to the Conversion Agent at the addresses and telephone and facsimile numbers set forth on the cover of this Notice of Fundamental Change.

Do I need to do anything if I do not wish to surrender my Notes for purchase?

No. If you do not surrender your Notes before the expiration of the Fundamental Change Repurchase Right, we will not purchase your Notes and such Notes will remain outstanding subject to the Indenture unless we subsequently repurchase such Notes. Your conversion rights will not be affected.

If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes or can I surrender just a portion of my Notes?

If you choose to surrender Notes, you are not required to surrender all of your Notes. You may surrender all of your Notes, a portion of your Notes or none of your Notes for purchase. If you wish to surrender a portion of your Notes for purchase, however, you must surrender your Notes in a principal amount of $1,000 or an integral multiple thereof.

If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Notes for purchase, your conversion rights will not be affected. You will be able to convert your Notes at any time during the Merger Conversion Period. You will have the right to convert each $1,000 principal amount of a Note into $477.92 in cash as set forth in the Supplemental Indenture, subject to the terms, conditions and adjustments specified in the Indenture and the Notes.

If I do not surrender my Notes for purchase, will I have the right to require the Company to repurchase my Notes in the future?

Yes. If a Fundamental Change not described in this Notice of Fundamental Change occurs in the future with respect to the Company, you will have the option to require us to purchase your Notes at a repurchase price in cash equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest to, but excluding, the repurchase date in connection with such Fundamental Change.

Are the Notes redeemable?

Pursuant to the terms of the Indenture, we do not have the option to redeem the Notes, as a whole or in part.

What are the material U.S. federal income tax consequences if I surrender my Notes for purchase or exercise my conversion rights with respect to my Notes?

For a discussion of certain material U.S. federal income tax consequences applicable to Holders of Notes upon the exercise of either the Fundamental Change Repurchase Right or conversion rights, see “Material U.S. Federal Income Tax Considerations.”

What are the material U.S. federal income tax consequences if I do not surrender my Notes for purchase or exercise my conversion rights with respect to my Notes?

For a discussion of certain material U.S. federal income tax consequences applicable to Holders of Notes that do not exercise either the Fundamental Change Repurchase Right or conversion rights, see “Material U.S. Federal Income Tax Considerations.”

Who is the Paying Agent and the Conversion Agent?

Wells Fargo Bank, National Association, the trustee under the Indenture, is serving as Paying Agent and Conversion Agent in connection with the Fundamental Change Repurchase Right and conversion rights. Its addresses and telephone number are set forth on the front cover page of this Notice of Fundamental Change.

Who can I talk to if I have questions about the Fundamental Change Repurchase Right or the conversion rights?

Questions and requests for assistance in connection with the surrender of Notes for purchase under the Fundamental Change Repurchase Right or the conversion of the Notes may be directed to the Paying Agent and Conversion Agent at the addresses and telephone and facsimile numbers set forth on the cover of this Notice of Fundamental Change.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Notice of Fundamental Change contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements represent our management’s judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “target,” “seek,” “project,” “could,” “plan,” “expect,” “anticipate,” “estimate,” “believe,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements, other than statements of historical fact, included in and incorporated by reference into this Notice of Fundamental Change regarding the Merger, our financial position, business strategy and plans or objectives for future operations are forward-looking statements.

You should read these forward-looking statements carefully because they discuss our expectations about our future performance or future events, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information.

In addition, the statements in this Notice of Fundamental Change are made as of June 28, 2012. Subsequent events or developments may cause our views to change.

These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the Fundamental Change Repurchase Date.

Notwithstanding anything in this Notice of Fundamental Change or any document incorporated by reference into this Notice of Fundamental Change, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

IMPORTANT INFORMATION CONCERNING THE FUNDAMENTAL CHANGE

REPURCHASE RIGHT AND CONVERSION RIGHTS

1. Information Concerning the Company.

1.1 The Company. The Company is a specialty apparel retailer with a leading market share in women’s plus-size specialty apparel. During the Company’s fiscal year ended January 28, 2012, its business operations consisted primarily of three distinct core brands: LANE BRYANT®, FASHION BUG® and CATHERINES PLUS SIZES®. These core brands operate retail stores and store-related e-commerce websites under the Company’s Retail Stores segment. Through its multiple channels, fashion content and broad merchandise assortments, the Company seeks to appeal to customers from a broad range of socioeconomic, demographic and cultural groups. During the Company’s fiscal year ended January 28, 2012, the sale of plus-size apparel represented approximately 84% of its total net sales. In addition to its Retail Stores segment, the Company also derives revenues from sales of food and gifts through its FIGI’S® catalog and website, which operates under its Direct-to-Consumer segment. The Company maintains its registered and principal executive offices at 3750 State Road, Bensalem, Pennsylvania 19020, and its telephone number is (215) 245-9100.

1.2 The Merger Agreement and Tender Offer. Pursuant to the Merger Agreement, Purchaser commenced the Offer for all of the outstanding shares of common stock of the Company, par value $0.10 per share, at a price of $7.35 per share, net to the seller in cash, without interest, subject to any applicable withholding tax. The Offer expired at 12:00 midnight, New York City time, on June 12, 2012. Parent completed its acquisition of the Company by effecting a “short-form” merger in accordance with the provisions of the Pennsylvania Business Corporation Law of 1988, as amended, whereby Purchaser merged with and into the Company, with the Company surviving the merger a direct wholly owned subsidiary of Parent. Each share of

Common Stock that was issued and outstanding and that was not accepted for payment pursuant to the Offer (other than any shares of Common Stock owned by the Company, Parent or any subsidiary of Parent, including Purchaser, all of which were cancelled without conversion) was converted into the right to receive the Offer Price. In connection with the Merger, the Common Stock was delisted from NASDAQ and CHX. As a result of the consummation of the Offer and the Merger, which occurred on the Fundamental Change Effective Date, each Holder of the Notes has the Fundamental Change Repurchase Right described in this Notice of Fundamental Change. In addition, as a result of the consummation of the Offer and the Merger, each Holder of the Notes also has the right to convert the Notes, as described herein.

2. Information Concerning the Notes. The Notes were issued under an Indenture, dated as of April 30, 2007, as supplemented by the First Supplemental Indenture, dated as of June 14, 2012 between the Company and the Trustee. The Notes mature on May 1, 2014 (the “Stated Maturity”).

2.1 The Company’s Obligation to Purchase the Notes. The consummation of the Offer and the Merger resulted in a Fundamental Change pursuant to the terms of the Notes and the Indenture, which obligates the Company to purchase any Notes validly surrendered for purchase and not validly withdrawn, at the Holder’s option. This Fundamental Change Repurchase Right will expire at 11:59 p.m., New York City time, on the Exercise Expiration Date. If we make any change to this Fundamental Change Repurchase Right that we determine constitutes a material change, we will promptly disclose the change in a supplement to this Notice of Fundamental Change that we will distribute, or direct to be distributed, to registered Holders, and we will make a public announcement of such change promptly by means of a press release. We may be required to extend the Fundamental Change Repurchase Date for a period of five to ten business days, depending on the significance of the change, if the Fundamental Change Repurchase Right would otherwise expire during such period. If we are required to extend the Fundamental Change Repurchase Date, we will make a public announcement of such extension promptly by means of a press release. The purchase by the Company of validly surrendered Notes is not subject to any condition other than such purchase being lawful and the procedural requirements described in this Notice of Fundamental Change being satisfied.

2.2 Purchase Price. Pursuant to the terms of the Indenture and the Notes, the purchase price to be paid by the Company for the Notes is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date. The Company estimates that the Fundamental Change Repurchase Price will be approximately $1,002.69 per $1,000 principal amount of Notes validly surrendered, and not validly withdrawn, based on the expected Fundamental Change Repurchase Date of July 27, 2012. The Fundamental Change Repurchase Price will be paid in cash, no later than the later of (i) the Business Day immediately following the Fundamental Change Repurchase Date and (ii) the time of book-entry transfer or delivery of such Notes to the Paying Agent, with respect to any Notes validly surrendered for purchase and not validly withdrawn prior to 11:59 p.m., New York City time, on the Exercise Expiration Date, which is the Business Day immediately preceding the Fundamental Change Repurchase Date. Notes surrendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. Unless the Company defaults in making payment of the Fundamental Change Repurchase Price on any Notes validly surrendered for purchase and not validly withdrawn, interest on those Notes will cease to accrue from and after the Fundamental Change Repurchase Date.

Holders who validly surrender, and do not validly withdraw, their Notes in connection with the Fundamental Change Repurchase Right will be entitled to receive accrued cash interest payable on their Notes accrued to, but excluding, the Fundamental Change Repurchase Date, in an amount equal to the following computation multiplied by each $1,000 of principal amount surrendered for purchase and not validly withdrawn: the current interest rate of 1.125% multiplied by the number of days from the last Interest Payment Date to, but excluding, the Fundamental Change Repurchase Date, divided by 360. The estimated accrued interest of $2.69 per $1,000 principal amount of Notes validly surrendered and not validly withdrawn, based on the expected Fundamental Change Repurchase Date of July 27, 2012, is included in the estimated Fundamental Change Repurchase Price in the preceding paragraph.

The Fundamental Change Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or the Offer Price for the Common Stock. Thus, the Fundamental Change Repurchase Price may be significantly higher or lower than the market price of the Notes on the Fundamental Change Repurchase Date. Holders of Notes are urged to obtain the best available information as to the potential current market price of the Notes, to the extent available, before making a decision whether to surrender their Notes for purchase.

None of the Company, Parent, the Company’s or Parent’s respective boards of directors, employees, advisors or representatives, the Trustee, the Paying Agent or Conversion Agent is making any representation or recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for purchase, or to exercise the conversion rights (if at all), pursuant to this Notice of Fundamental Change. Each Holder must make such Holder’s own decision as to whether or not to surrender Notes for purchase or to exercise the conversion rights (if at all) and, if so, the amount of Notes to surrender or convert, based on such Holder’s assessment of the current market value of the Notes and other relevant factors.

2.3 Conversion Rights of the Notes. As a result of the consummation of the Merger, which occurred on June 14, 2012, notwithstanding the Fundamental Change Repurchase Right, the Notes are convertible, at the option of the Holder, at any time during the Merger Conversion Period. In connection with the consummation of the Merger, the Company and the Trustee entered into the Supplemental Indenture to amend the Base Indenture to fix the Company’s conversion obligation with respect to the Notes. As set forth in the Supplemental Indenture, the Company’s conversion obligation with respect to Notes that are converted at any time after the effective date of the Merger will be fixed at $477.92, which is an amount in cash equal to the applicable conversion rate (calculated in accordance with the Indenture) of 65.0233 multiplied by $7.35, the amount Purchaser paid in the Merger for each share of Common Stock outstanding. As a result, the amount of cash that you will be entitled to receive upon conversion will be fixed at $477.92 per $1,000 aggregate principal amount of Notes surrendered for conversion. If you elect to convert your Notes during the Merger Conversion Period, the Company will settle its conversion obligation no later than the third Business Day following such election.

Upon conversion, a Holder will not receive a payment for accrued and unpaid interest, unless a Holder surrenders a Note for conversion on a date that is after an Interest Record Date (as defined in the Indenture) and on or before the Interest Payment Date to which it relates. If a Holder surrenders a Note for conversion on a date that is after an Interest Record Date for the payment of an installment of interest and on or prior to the related Interest Payment Date, then, notwithstanding such conversion, the interest payable with respect to such Note on such Interest Payment Date will be paid on such Interest Payment Date to the Holder of record of such Note at the close of business on such Interest Record Date. However, the Holder who surrenders the Note for conversion during this period must pay to the Conversion Agent, upon surrender of the Note, an amount equal to the interest payable on such Interest Payment Date on the portion of the Note being converted, except that no such interest payments must be made:

•	if the Company has specified a Fundamental Change repurchase date that is after the close of business on an Interest Record Date but on or prior to the corresponding Interest Payment Date;

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion; or

•	if a Holder converts the Note on or after the close of business on November 15, 2013.

In order to exercise the conversion right, the beneficial owner of the Note must (i) cause to be completed the appropriate instruction form for conversion pursuant to the book-entry conversion program of DTC, (ii) cause to be delivered by book-entry delivery an interest in the aggregate principal amount and corresponding principal amount represented thereby to be converted of such Note, (iii) furnish appropriate endorsements and transfer documents if required by the Company, the Trustee or the Conversion Agent, (iv) pay any transfer or similar taxes, if required pursuant to Section 10.07 (Taxes on Shares Issued) of the Indenture and (v) if required pursuant to Section 10.02(h) of the Indenture, pay funds equal to the interest payable on the next Interest Payment Date that such Holder is to receive on such Note (as described above). Any Note surrendered pursuant to the Fundamental Change Repurchase Right may be converted in accordance with the terms of the Indenture and the Notes only if such surrender has been validly withdrawn prior to 11:59 p.m., New York City time, on the Exercise Expiration Date, as described in Section 4 below. The Trustee is acting as Conversion Agent in connection with the conversion rights described herein.

For more information regarding the conversion rights with respect to the Notes, or any of the terms and conditions of the Notes, please see the Indenture and the Notes and the description thereof in the section entitled “Description of Notes” in the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”) on August 24, 2007, the Indenture filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K on May 3, 2007 and the First Supplemental Indenture filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K on June 15, 2012, each incorporated herein by reference.

Holders who do not surrender their Notes for purchase pursuant to the Fundamental Change Repurchase Right will maintain the right to convert their Notes into cash, subject to the terms, conditions and adjustments specified in the Indenture.

Examples of Your Consideration Alternatives

YOU ARE UNDER NO OBLIGATION TO EXERCISE EITHER THE FUNDAMENTAL CHANGE REPURCHASE RIGHT OR THE CONVERSION RIGHTS DESCRIBED HEREIN, AND YOU MAY CHOOSE TO TAKE NO ACTION AND RETAIN YOUR NOTES.

Assuming you hold Notes in an aggregate principal amount of $1,000.00:

Fundamental Change Repurchase Right. If you exercise the Fundamental Change Repurchase Right and the Notes are purchased for the Fundamental Change Repurchase Price, you will receive $1,000.00 plus a sum equal to accrued but unpaid interest to, but excluding, the Fundamental Change Repurchase Date, for a total consideration of approximately $1,002.69, assuming a Fundamental Change Repurchase Date of July 27, 2012.

Conversion. If you exercise your conversion rights, you will receive cash in an amount equal to the applicable conversion rate (calculated in accordance with the Indenture) of 65.0233 multiplied by $7.35, the amount Purchaser paid in the Merger for each share of Common Stock. As a result, the amount of cash that you will be entitled to receive upon conversion will be fixed at $477.92 per $1,000 aggregate principal amount of Notes surrendered for conversion.

2.4 Market for the Notes and the Common Stock. There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s or Parent’s operating results and the market for similar Notes. Following the expiration of the Fundamental Change Repurchase Right, we expect that Notes not purchased under the Fundamental Change Repurchase Right will continue to be traded over the counter unless repurchased or converted; however, the trading market for the Notes may be even more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our purchase of a significant amount of the Notes pursuant to the Fundamental Change Repurchase Right would reduce the float and may negatively affect the liquidity, market value and price volatility of the Notes that remain outstanding following expiration of the Fundamental Change Repurchase Right. We cannot assure you that a market will exist for the Notes following expiration of the Fundamental Change Repurchase Right. The extent of the public market for the Notes following the consummation of the Fundamental Change Repurchase Right will depend upon, among other things, the remaining outstanding principal amount of the Notes at such time, the number of Holders of Notes remaining at that time and the interest on the part of securities firms in maintaining a market in the Notes. The Paying Agent has informed us that, as of the date of this Notice of Fundamental Change, all of the Notes are held in global form through DTC. As of June 27, 2012, there was $140,451,000 aggregate principal amount of Notes outstanding, and DTC was the sole record Holder of the Notes.

In connection with the Merger, the Common Stock was delisted from NASDAQ and CHX as of the close of business on June 14, 2012. Prior to the Merger, the Common Stock into which the Notes were convertible was listed on NASDAQ and CHX under the symbol “CHRS.” The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock. Common Stock prices are as reported on NASDAQ based on published financial sources.

	High	Low
Fiscal Year Ending February 2, 2013
Second Quarter (through June 14, 2012)	$7.44	$5.87
First Quarter	6.38	4.75
Fiscal Year Ended January 28, 2012
Fourth Quarter	$5.15	$3.23
Third Quarter	4.20	2.29
Second Quarter	4.63	3.57
First Quarter	4.93	2.88
Fiscal Year Ended January 29, 2011
Fourth Quarter	$3.96	$3.02
Third Quarter	4.60	2.84
Second Quarter	6.14	3.27
First Quarter	6.91	4.94

On June 14, 2012, the last full trading day prior to the delisting of the Common Stock, the closing sales price of the Common Stock on NASDAQ was $7.40 per share. We urge you to obtain current market information for the Notes, to the extent available, before making any decision to surrender your Notes pursuant to the Fundamental Change Repurchase Right.

2.5 Interest. The Notes that remain outstanding after consummation of the Fundamental Change Repurchase Right will continue to accrue interest until the Stated Maturity, or until the principal of the Notes has been paid, unless the Notes are earlier repurchased or converted. Interest on outstanding Notes is paid on May 1st and November 1st of each year to record Holders of the Notes as of the preceding April 15th and October 15th, as applicable, until the Stated Maturity, or until the principal of the Notes has been paid, unless the Notes are earlier repurchased or converted. The Notes bear interest on the principal amount at an annual interest rate equal to 1.125%.

Holders who validly surrender, and do not validly withdraw, their Notes in connection with the Fundamental Change Repurchase Right will be entitled to receive accrued cash interest payable on their Notes accrued to, but excluding, the Fundamental Change Repurchase Date, in an amount equal to the following computation multiplied by each $1,000 of principal amount surrendered for purchase and not validly withdrawn: the current interest rate of 1.125% multiplied by the number of days from the last Interest Payment Date of May 1, 2012 to, but excluding, the Fundamental Change Repurchase Date, divided by 360. The Company estimates that the accrued interest payable on the Notes will be approximately $2.69 per $1,000 principal amount of Notes validly surrendered, and not validly withdrawn, based on the expected Fundamental Change Repurchase Date of July 27, 2012.

Holders converting the Notes will not receive a payment for accrued and unpaid interest, except as discussed in Section 2.3 above.

2.6 Redemption. The Company does not have the option to redeem the Notes, as a whole or in part.

2.7 Fundamental Change. If any Notes remain outstanding, a Holder may require the Company to repurchase for cash such Holder’s Notes if there is a Fundamental Change not described in this Notice of Fundamental Change, on or prior to the Stated Maturity at a purchase price equal to 100% of the aggregate principal amount of such Notes as of the applicable Fundamental Change repurchase date, plus accrued and unpaid interest to, but excluding, the applicable Fundamental Change repurchase date, unless such Fundamental Change repurchase date falls on a date that is after an Interest Record Date and on or prior to the corresponding Interest Payment Date, in which case the Company will pay the full amount of accrued and unpaid interest payable on such Interest Payment Date to the Holder of record at the close of business on such Interest Record Date.

2.8 Ranking. The Notes are unsecured and unsubordinated obligations of the Company and rank equal in right of payment to all of the Company’s existing and future unsecured and unsubordinated indebtedness. However, the Notes are effectively subordinated to all existing and future secured indebtedness of the Company and the Company’s subsidiaries (to the extent of the value of the assets securing that indebtedness).

3. Procedures to Be Followed by Holders Electing to Surrender Notes for Purchase. Holders will not be entitled to receive the Fundamental Change Repurchase Price for their Notes unless they validly surrender and do not validly withdraw the Notes before 11:59 p.m., New York City time, on the Exercise Expiration Date. Only registered Holders are authorized to surrender their Notes for purchase. Holders may surrender some or all of their Notes; however, any Notes surrendered must be in $1,000 principal amount or an integral multiple thereof. If Holders do not validly surrender their Notes before 11:59 p.m., New York City time, on the Exercise Expiration Date, their Notes will remain outstanding subject to the existing terms of the Notes.

3.1 Method of Delivery. The Trustee has informed the Company that, as of the date of this Notice of Fundamental Change, all custodians and beneficial owners of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for purchase hereunder must be delivered through DTC’s ATOP over the Participant Terminal System.

Delivery of Notes via ATOP will satisfy the Holder’s requirement for physical delivery of a Fundamental Change Repurchase Notice pursuant to Section 3.02 of the Indenture. Delivery of Notes and all other required documents, including delivery and acceptance through ATOP, is at the election and risk of the person surrendering such Notes.

This Notice of Fundamental Change constitutes a Company Notice pursuant to Section 3.02 of the Indenture with respect to the Fundamental Change Repurchase Right. This Notice of Fundamental Change is also being delivered to the Trustee and Holders of record of the Notes to constitute notice of (i) an adjustment to the applicable conversion rate pursuant to Section 10.04(j) of the Indenture and (ii) the execution of the Supplemental Indenture pursuant to Section 10.06(d) of the Indenture.

3.2 Agreement to be Bound by the Terms of the Fundamental Change Repurchase Right. A Holder, by surrendering, or instructing such Holder’s nominee to surrender, such Holder’s Notes through the transmittal procedures of DTC, acknowledges and agrees as follows:

•	such Notes shall be accepted for purchase as of the Fundamental Change Repurchase Date pursuant to the terms and conditions set forth in this Notice of Fundamental Change;

•	such Holder agrees to all of the terms of this Notice of Fundamental Change;

•

such Holder has received this Notice of Fundamental Change and acknowledges that this Notice of Fundamental Change provides the notice required pursuant to Section 3.02 of the Indenture with respect to the Fundamental Change and with respect to convertibility of the Notes due to the Merger;

•

upon the terms and subject to the conditions set forth in this Notice of Fundamental Change, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Notes surrendered, (ii) releases and discharges Parent, the Company and the Trustee and their respective directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes and (iii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Notes (with full knowledge that the Paying Agent also acts as agent of the Company), with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company with respect to the Fundamental Change Repurchase Price of any surrendered Notes that are purchased by the Company), all in accordance with the terms set forth in this Notice of Fundamental Change;

•

such Holder represents and warrants that such Holder (i) owns the Notes surrendered and is entitled to surrender such Notes and (ii) has full power and authority to surrender, sell, assign and transfer the Notes surrendered hereby and that when such Notes are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•

such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

•

such Holder understands that all Notes validly surrendered for purchase and not validly withdrawn prior to 11:59 p.m., New York City time, on the Exercise Expiration Date will be accepted for purchase at the Fundamental Change Repurchase Price on the Fundamental Change Repurchase Date pursuant to the terms and conditions of the Indenture, the Notes, the Notice of Fundamental Change and related notice materials, as amended and supplemented from time to time;

•

payment for Notes purchased pursuant to this Notice of Fundamental Change will be made by deposit of the Fundamental Change Repurchase Price for such Notes with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•

surrenders of Notes pursuant to the Fundamental Change Repurchase Right may be withdrawn through DTC in accordance with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Notes prior to 11:59, New York City time, on the Exercise Expiration Date;

•

all authority conferred or agreed to be conferred pursuant to the terms of the Fundamental Change Repurchase Right hereby shall survive the death or incapacity of the Holder and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•

the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•

all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any surrender of Notes for purchase pursuant to the procedures described in this Notice of Fundamental Change and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, which determination shall be final and binding on all parties.

3.3 Delivery of Notes.

Notes Held Through a Custodian. A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Notes and instruct such nominee to surrender the Notes for purchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below in “— Notes in Global Form” prior to 11:59 p.m., New York City time, on the Exercise Expiration Date.

The Trustee has informed the Company that, as of the date of this Notice of Fundamental Change, all custodians and beneficial owners of the Notes hold the Notes through accounts with DTC and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for purchase or conversion hereunder must be delivered through the transmittal procedures of DTC. Delivery of Notes in accordance with the transmittal procedures of DTC will satisfy the Holder’s requirement for physical delivery of a Fundamental Change Repurchase Notice pursuant to Section 3.02 of the Indenture.

Notes in Global Form. A Holder who is a DTC participant may elect to surrender to the Company such Holder’s beneficial interest in the Notes by:

•

delivering to the Paying Agent’s account at DTC through DTC’s book-entry system such Holder’s beneficial interest in the Notes prior to 11:59 p.m., New York City time, on the Exercise Expiration Date; and

•	electronically transmitting such Holder’s acceptance through DTC’s ATOP, subject to the terms and procedures of that system, prior to 11:59 p.m., New York City time, on the Exercise Expiration Date.

In surrendering through ATOP, the electronic instructions sent to DTC by the Holder or by a broker, dealer, commercial bank, trust company or other nominee on such Holder’s behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of an agreement to be bound by the terms of the Fundamental Change Repurchase Right, including those set forth in Section 3.2 above.

4. Right of Withdrawal. Notes surrendered for purchase may be withdrawn at any time prior to 11:59 p.m., New York City time, on the Exercise Expiration Date. In order to withdraw previously surrendered Notes, prior to the Exercise Expiration Date a Holder (or the Holder’s broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Notes prior to 11:59, New York City time, on the Exercise Expiration Date.

Previously surrendered Notes that are validly withdrawn may be validly resurrendered by following the surrender procedures described in Section 3 above. In addition, Notes that are not accepted by us pursuant to the Fundamental Change Repurchase Right by the Exercise Expiration Date may be withdrawn.

Notes surrendered for purchase pursuant to the Fundamental Change Repurchase Right may not be converted unless such Notes are first withdrawn on or prior to the Exercise Expiration Date.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

5. Payment for Surrendered Notes; Source and Amount of Funds. We will promptly deposit with the Paying Agent, prior to 11:00 a.m., New York City time, on the Business Day immediately following the Fundamental Change Repurchase Date, an amount of cash sufficient to pay the Fundamental Change Repurchase Price for the surrendered Notes, and the Paying Agent will no later than the later of (i) the Business Day immediately following the Fundamental Change Repurchase Date and (ii) the book-entry transfer of the applicable Notes, distribute the cash to DTC, the sole record Holder of the Notes. DTC will thereafter distribute the cash to its participants in accordance with its procedures.

The total amount of funds required by us to purchase all of the Notes pursuant to the Fundamental Change Repurchase Right is $140,828,462.06 (assuming all of the Notes are validly surrendered for purchase and accepted for payment). In the event any Notes are surrendered and accepted for payment, we intend to use cash on hand, funds made available by Parent from its cash on hand and, if required, borrowings under the Credit Agreements to purchase the Notes.

In connection with the Offer and the Merger, on June 14, 2012, Parent (i) and certain of its domestic subsidiaries entered into an amendment and restatement agreement (the “Amendment and Restatement Agreement”) to amend and restate Parent’s existing revolving credit agreement dated as of November 25, 2009, as amended and restated as of January 3, 2011 (the “Existing Credit Agreement” and as amended and restated by the Amendment and Restatement Agreement, the “ABL Credit Agreement”) with the lenders thereunder and JPMorgan Chase Bank, N.A., as administrative agent; Bank of America, N.A, as syndication agent; U.S. Bank National Association, as documentation agent; and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and joint bookrunners; and (ii) entered into a term credit agreement (the “Term Credit Agreement” and together with the ABL Credit Agreement, the “Credit Agreements”) among the lenders thereunder and JPMorgan Chase Bank, N.A., as administrative agent.

The Amendment and Restatement Agreement amended and restated the Existing Credit Agreement, which was a $200 million five-year credit facility. The Existing Credit Agreement was scheduled to expire on January 3, 2016, but has now been amended to terminate in five years on June 14, 2017. The ABL Credit Agreement also provides a senior secured revolving credit facility up to $250 million with an optional increase of up to $50 million. The revolving credit facility may be used for the issuance of letters of credit, to fund working capital requirements and capital expenditures, and for general corporate purposes. The ABL Credit Agreement includes a $175 million letter of credit sublimit, of which $40 million can be used for standby letters of credit, and a $25 million swing loan sublimit. The interest rates, pricing and fees under the ABL Credit Agreement fluctuate based on excess availability, as defined in the ABL Credit Agreement. As of June 14, 2012, there was $25 million in borrowings outstanding under the ABL Credit Agreement. Letters of credit that were outstanding under the Existing Credit Agreement will be treated as letters of credit under the ABL Credit Agreement for the same amount.

The Term Credit Agreement provides a senior secured term credit facility for $300 million with an incremental facility of up to $100 million and matures in six years. The interest rates under the Term Credit Agreement fluctuate based on the total leverage ratio, as defined in the Term Credit Agreement.

The Term Credit Agreement was used to finance in part Parent’s acquisition of the Company and the payment of fees and expenses.

The Credit Agreements contain customary representations, warranties, and affirmative covenants. The Credit Agreements also contain customary negative covenants, subject to negotiated exceptions on (i) liens, (ii) investments, (iii) indebtedness, (iv) significant corporate changes, including mergers and acquisitions, (v) dispositions, (vi) restricted payments and certain other restrictive agreements. The Credit Agreements also contain customary events of default, such as payment defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency, the occurrence of a defined change in control, or the failure to observe the negative covenants and other covenants related to the operation of Parent’s business.

Parent’s obligations under the Credit Agreements are guaranteed by certain of its domestic subsidiaries (the “Subsidiary Guarantors”). As collateral security under the Credit Agreements and the guarantees thereof, Parent and the Subsidiary Guarantors have granted to each administrative agent, for the benefit of the lenders, a lien on substantially all of their tangible and intangible assets, including, without limitation, certain domestic inventory and certain material real estate.

The above description of the Credit Agreements is not complete and is qualified in its entirety by the actual terms of the Credit Agreements, copies of which are attached as Exhibit 10.1 and Exhibit 10.2 to Parent’s Form 8-K filed on June 14, 2012.

6. Notes Acquired. Any Notes purchased by us pursuant to the Fundamental Change Repurchase Right will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7. Plans or Proposals of the Company. Following the consummation of the Merger, all of the Common Stock is owned by Parent and accordingly, the Company has deregistered the Common Stock under applicable SEC rules. In addition, the Common Stock was delisted from NASDAQ and CHX following the consummation of the Merger.

Initially following the Merger, the business and operations of the Company will be continued substantially as they were being conducted immediately prior to the Merger. On June 15, 2012, Parent announced that, based on the results of its strategic review of the Company’s operations, it plans to cease operating and close down Charming Shoppes’ FASHION BUG® business by early 2013. In 2011, the Company closed 124 FASHION BUG® stores. The Company had previously announced its intention to continue to close certain FASHION BUG® stores. In addition, Parent announced that it is exploring a potential sale of the Company’s Figi’s® business, which markets food and specialty gift products. Although the Figi’s business is a growing and profitable business, it is clearly a different type of business than Parent’s other apparel brands. Parent can provide no assurance as to whether any such transaction will be consummated or the terms or timing thereof and undertakes no obligation to make any further announcements regarding such transaction.

Except as set forth above, the Company and Parent have no present plans, proposals or negotiations that relate to or would result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization or (iv) any other material change in the Company’s corporate structure or business.

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Notes. Except as otherwise disclosed below, based on a reasonable inquiry by the Company:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

•	the Company will not purchase any Notes from such persons; and

•	during the 60 days preceding the date of this Notice of Fundamental Change, none of such officers, directors or affiliates has engaged in any transactions in the Notes.

A list of the directors and executive officers of the Company is attached to this Notice of Fundamental Change as Annex A.

9. Agreements Involving the Notes. Except for the Merger Agreement, and as described above and in this Notice of Fundamental Change, none of the Company, or to its knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Fundamental Change Repurchase Right or with respect to any of our Notes, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the Notes, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

10. Purchases of Notes by the Company and Its Affiliates. Each of the Company and its affiliates, including its executive officers and directors, is prohibited under applicable United States federal securities laws from purchasing Notes (or the right to purchase Notes), other than through the Fundamental Change Repurchase Right, from the date of this Notice of Fundamental Change until at least the tenth business day after the Fundamental Change Repurchase Date. Following such time, if any Notes remain outstanding, the Company and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at repurchase prices higher or lower than the Fundamental Change Repurchase Price. Any decision to accept for purchase Notes after the Fundamental Change Repurchase Date, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Fundamental Change Repurchase Right, the business and financial position of the Company and Parent and general economic and market conditions.

11. Material U.S. Federal Income Tax Considerations. The following summary describes certain material U.S. federal income tax consequences of either (i) the disposition of a Note as a result of the exercise of either the Fundamental Change Repurchase Right or conversion rights, and the receipt of cash in exchange for such Note or (ii) continuing to hold the Note as a result of failing to exercise the Fundamental Change Repurchase Right or conversion rights. This discussion is general in nature, and does not discuss all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances. In addition, the discussion does not describe any tax consequences arising under the laws of any local, state, or foreign jurisdictions and does not consider any aspects of U.S. federal tax law other than income taxation. The discussion deals only with Notes held as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to Holders of Notes that may be subject to special tax rules, such as dealers or traders in securities, banks and other financial institutions, tax-exempt entities, retirement plans and other tax-deferred accounts, regulated investment companies, insurance companies, hybrid entities, real estate investment trusts, brokers, persons subject to the alternative minimum tax, investors that have elected mark-to-market accounting, partnerships (or entities treated as partnerships for U.S. federal income tax purposes) and other pass-through entities holding Notes, persons holding Notes as a part of a hedging, integration, conversion or constructive sale transaction, or as part of a straddle or a synthetic security, or a U.S. expatriate or former long-term resident of the United States. This summary also does not address tax consequences to U.S. Holders (as defined below) of Notes as a result of the use of a “functional currency” that is not the U.S. dollar. This summary assumes that the Notes are not U.S. real property interests within the meaning of Section 897 of the Code.

If a partnership holds Notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding the Notes, then you should consult an independent tax advisor regarding the tax consequences of the sale of Notes pursuant to the Offer.

This summary is based on the Code, and regulations, rulings and judicial decisions as of the date hereof, all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

As used in this Notice of Fundamental Change, a “U.S. Holder” of a Note means a beneficial owner of a Note that is for U.S. federal income tax purposes (1) an individual who is a citizen or resident of the United

States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons” (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. As used in this Notice of Fundamental Change, a “Non-U.S. Holder” means a beneficial owner of a Note (other than a partnership or other pass-through entity for U.S. federal income tax purposes) that is not a “U.S. Holder.”

The discussion set out below is intended only as a summary of the material U.S. federal income tax consequences to a Holder of Notes. Persons considering exercising their Fundamental Change Repurchase Right or converting Notes pursuant to their conversion rights should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction. The statements of U.S. federal income tax considerations set out below are based on the laws and regulations in force and interpretations thereof as of the date of this Notice of Fundamental Change, and are subject to changes occurring after that date.

Tax Considerations for Holders Who Exercise the Fundamental Change Repurchase Right

or Conversion Rights

U.S. Holders

Disposition of a Note. A disposition of a Note by a U.S. Holder pursuant to the exercise of either the Fundamental Change Repurchase Right or conversion rights generally will be a taxable transaction to such U.S. Holder for U.S. federal income tax purposes. Subject to the discussions under “—Accrued Interest” and “—Market Discount” below, a U.S. Holder generally will recognize capital gain or loss upon the disposition of the Note in an amount equal to the difference between the amount of cash received on the disposition (the Fundamental Change Repurchase Price or the amount received upon conversion, as applicable), other than amounts attributable to accrued but unpaid interest (which will be taxable as described under “—Accrued Interest” below), and the U.S. Holder’s adjusted tax basis in the Note at the time of such disposition. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of such disposition. Non-corporate U.S. Holders generally are subject to reduced rates of U.S. federal income taxation on long-term capital gains. The deductibility of capital losses is subject to certain limitations under the Code. A U.S. Holder must calculate gain or loss separately for each block of Notes (generally, Notes acquired at the same price in a single transaction) upon a disposition of Notes by a U.S. Holder pursuant to the exercise of either the Fundamental Change Repurchase Right or conversion rights.

A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note to the U.S. Holder, decreased by payments received on the Note (if any) other than stated interest payments. If a U.S. Holder has elected to include market discount (described below) in income as it accrues, then the U.S. Holder’s tax basis in a Note will be increased by any market discount previously included in gross income. If a U.S. Holder purchased a Note for an amount greater than its principal amount, then the U.S. Holder’s tax basis in the Note will be decreased by the amount of any such excess that the U.S. Holder has elected to offset against interest income as amortizable bond premium.

Accrued Interest. Amounts received by a U.S. Holder upon the disposition of a Note pursuant to the exercise of either the Fundamental Change Repurchase Right or conversion rights that are attributable to accrued and unpaid interest will be taxable to the U.S. Holder as ordinary interest income (regardless of whether the U.S. Holder otherwise recognizes an overall loss as a result of exercising its Fundamental Change Repurchase Right or conversion rights), to the extent that such interest has not been previously included in income.

Market Discount. Gain recognized by a U.S. Holder upon the disposition of a Note pursuant to the exercise of either the Fundamental Change Repurchase Right or conversion rights will be treated as ordinary income to the extent of any market discount on the Note that has accrued during the period that the tendering U.S. Holder held such Note, unless the U.S. Holder has made an election to include market discount in income as it accrues. A Note generally will be treated as having market discount if the stated redemption price at maturity of the Note exceeds the U.S. Holder’s basis in that Note by more than a statutorily defined de minimis amount. Market discount accrues on a ratable basis, unless the U.S. Holder has elected to accrue market discount using a constant-yield method.

Backup Withholding Tax and Information Reporting. In general, we and certain intermediate payors may be required to report certain information to the IRS with respect to payments attributable to accrued but unpaid interest on, and payment of the proceeds of the disposition of, a Note to a non-corporate U.S. Holder. The payor (which may be us or an intermediate payor) will be required to impose backup withholding tax, currently at a rate of 28%, if (i) the payee fails to furnish a taxpayer identification number (“TIN”) to the payor or to establish an exemption from backup withholding tax, (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) there has been a notified payee underreporting described in section 3406(c) of the Code, or (iv) the payee has not certified under penalties of perjury that it has furnished a correct TIN and that the IRS has not notified the payee that it is subject to backup withholding tax under the Code. Any amounts withheld under the backup withholding tax rules from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

The following discussion assumes that no item of income, gain, deduction or loss derived by the Non-US. Holder in respect of a Note at any time is effectively connected with the conduct of a U.S. trade or business. Special rules, not discussed herein, may apply to certain Non-U.S. Holders, such as: certain former citizens or residents of the U.S.; controlled foreign corporations; passive foreign investment companies; corporations that accumulate earnings to avoid U.S. federal income tax; investors in pass-through entities that are subject to special treatment under the Code; and Non-U.S. Holders who are engaged in the conduct of a U.S. trade or business.

Disposition of a Note. Subject to the discussions under “—Accrued Interest” and “—Information Reporting and Backup Withholding Tax” below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the disposition of a Note pursuant to the exercise of either the Fundamental Change Repurchase Right or conversion rights, unless the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. If a Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of the sale of a Note and certain other requirements are met, then such Non-U.S. Holder generally will be subject to U.S. federal income tax at a flat rate of 30% (unless a lower applicable treaty rate applies) on any net realized gain.

Accrued Interest. Subject to the discussion under “—Information Reporting and Backup Withholding Tax” below, amounts paid to a Non-U.S. Holder upon the disposition of a Note pursuant to the exercise of either the Fundamental Change Repurchase Right or conversion rights that are allocable to accrued and unpaid interest on the Notes will not be subject to U.S. federal income or withholding tax, provided that:

(i)	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

(ii)	the Non-U.S. Holder is not a controlled foreign corporation related to us, actually or constructively, through stock ownership;

(iii)	the Non-U.S. Holder is not a bank that acquired a Note in connection with an extension of credit made pursuant to a loan entered into in the ordinary course of its trade or business; and

(iv)	either:

(1)	the Non-U.S. Holder certifies under penalties of perjury on IRS Form W-8BEN (or valid successor form) that it is not a “U.S. person,” as defined in the Code, and provides its name and address; or

(2)	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the Note on behalf of the Non-U.S. Holder provides a statement signed under penalties of perjury in which the securities clearing organization, bank or other financial certification that holds customers’ securities in the ordinary course of its trade or business certifies that the properly executed IRS Form W-8BEN (or valid substitute form) has been received from the Non-U.S. Holder (or an intermediate organization, bank or institution) and furnishes a copy to us. This certification requirement may be satisfied with other documentary evidence in the case of a Note held in an offshore account or through certain foreign intermediaries.

If the Non-U.S. Holder cannot satisfy the requirements described above, then payments attributable to accrued but unpaid interest made to such Non-U.S. Holder generally will be subject to U.S. withholding tax at a rate of 30%, unless (i) the Non-U.S. Holder provides us or the Paying Agent with a properly executed IRS Form W-8BEN (or valid successor form) establishing an exemption from, or reduction of, the withholding tax under the benefit of an applicable tax treaty or (ii) the Non-U.S. Holder provides us or the Paying Agent with a properly executed IRS Form W-8ECI certifying that interest paid on the Notes is mot subject to U.S. federal withholding tax because it is effectively connected with the conduct of a U.S. trade or business carried on by such Non-U.S. Holder. Any such effectively connected interest income will generally be subject to U.S. federal income tax in the same manner and to the same extent as if it were realized by a U.S. Holder, unless an applicable treaty provides otherwise. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or a lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, with specified adjustments.

Information Reporting and Backup Withholding Tax. A payment to a Non-U.S. Holder attributable to accrued but unpaid interest and the amount of tax, if any, withheld from such payment generally must be reported annually to the Non-U.S. Holder and the IRS. The IRS may make this information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which the Non-U.S. Holder is a resident.

Provided that a Non-U.S. Holder has complied with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establishes an exemption, the Non-U.S. Holder generally will not be subject to backup withholding tax with respect to payments attributable to accrued but unpaid interest on, and the proceeds from the disposition of, a Note, unless we or the Paying Agent know or have reason to know that the Holder is a U.S. person. Additional rules relating to information reporting requirements and backup withholding tax with respect to the sale of a Note are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, a Non-U.S. Holder generally will be subject to backup withholding tax and information reporting unless the Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (usually on IRS Form W-8BEN) or otherwise establishes an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and does not have one of certain specified U.S. connections, a Non-U.S. Holder generally will not be subject to backup withholding tax or information reporting.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or that has one of the specified connections, a Non-U.S. Holder generally will be subject to information reporting (but generally not backup withholding tax) unless the non-U.S. Person certifies under penalties of perjury that it is not a U.S. person (usually on IRS Form W-8BEN) or otherwise establishes an exemption.

Any amounts withheld under the backup withholding tax rules will be allowed as refund or credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Tax Considerations for Holders Who Do Not Exercise the Fundamental Change

Repurchase Right or Conversion Rights

A Holder that does not exercise its Fundamental Change Repurchase Right or conversion rights with respect to a Note will not incur U.S. federal income tax liability with respect to the Note as a result of the consummation of the repurchase of Notes by the Company pursuant to this Notice of Fundamental Change.

The foregoing summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular Holders of Notes in light of their circumstances. Holders of Notes should consult their own tax advisors as to the particular tax consequences to them of the exercise of their Fundamental Change Repurchase Right or conversion rights, including the effect of any federal, state, foreign or other tax laws.

12. Additional Information. Prior to the Merger, the Company was subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, filed annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC public reference room at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available on the SEC’s website at www.sec.gov. As described in Sections 1 and 7 above, after the consummation of the Merger, the Common Stock was deregistered under applicable SEC rules and the Common Stock was delisted from NASDAQ and CHX. Accordingly, the Company will no longer be subject to the reporting requirements of the Exchange Act.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO-I, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Fundamental Change Repurchase Right. The Tender Offer Statement on Schedule TO-I, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The Company is incorporating by reference in this Notice of Fundamental Change some of the information that we file with the SEC, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Notice of Fundamental Change. We incorporate by reference the documents listed below:

•	the Company’s Annual Report on Form 10-K for the fiscal year ended January 28, 2012, filed on March 27, 2012 and Amendment No. 1 to the Company’s Annual Report, filed on Form 10-K/A on May 24, 2012;

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended April 28, 2012, filed on June 1, 2012;

•

the Company’s Current Reports on Form 8-K, filed on March 28, 2012, April 17, 2012, May 3, 2012, May 15, 2012 and June 15, 2012 (including the First Supplemental Indenture, filed as Exhibit 4.1 thereto);

•	the section entitled “Description of Notes” in the Company’s Registration Statement on Form S-3ASR (File No. 333-145671) filed with the SEC on August 24, 2007; and

•	the Base Indenture, dated as of April 30, 3007, between the Company and Wells Fargo Bank, National Association, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 3, 2007.

For more information about the Merger, you should examine the Tender Offer Statement on Schedule TO-T filed by Parent and Purchaser on May 15, 2012, and the Offer to Purchase attached to the Schedule TO-T as Exhibit (a)(1)(A), each as amended and supplemented. The Merger Agreement is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on May 3, 2012.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

If a material change occurs in the information set forth in this Notice of Fundamental Change, we will amend the Schedule TO accordingly.

13. No Solicitations. The Company has not, directly or indirectly, employed or retained and will not compensate any person to make solicitations or recommendations in connection with the Fundamental Change Repurchase Right.

14. Definitions. All capitalized terms used but not specifically defined in this Notice of Fundamental Change shall have the meanings given to such terms in the Indenture and the Notes.

15. Conflicts. In the event of any conflict between this Notice of Fundamental Change on the one hand and the terms of the Indenture or the Notes or any applicable laws on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

None of the Company, Parent, the Company’s or Parent’s respective boards of directors, employees, advisors or representatives, the Trustee, the Paying Agent or the Conversion Agent is making any representation or recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for purchase, or to exercise the conversion rights (if at all), pursuant to this Notice of Fundamental Change. Each Holder must make such Holder’s own decision as to whether or not to surrender Notes for purchase or to exercise the conversion rights (if at all) and, if so, the amount of Notes to surrender or convert, based on such Holder’s assessment of the current market value of the Notes and other relevant factors.

CHARMING SHOPPES, INC.

June 28, 2012

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the Company’s executive officers and directors as of June 27, 2012.

Name	Title
Anthony M. Romano	President and Chief Executive Officer
Bryan Q. Eshelman	Executive Vice President, Chief Supply Chain Officer
Frederick Lamster	Executive Vice President, Human Resources
Eric M. Specter	Executive Vice President and Chief Financial Officer
Colin D. Stern	Executive Vice President and General Counsel
Brian P. Woolf	Group President – Lane Bryant, Lane Bryant Outlet and Cacique
MaryEllen MacDowell	President – Fashion Bug
Carol L. Williams	President – Catherines
John Lee	Senior Vice President – Chief Accounting Officer
David R. Jaffe	Director
Armand Correia	Director
Gene L. Wexler	Director

The business address of each person set forth above is c/o Charming Shoppes, Inc., 3750 State Road, Bensalem, Pennsylvania 19020, and the telephone number of each such person is (215) 245-9100.

The following sets forth certain information concerning Parent.

Parent. Parent is a leading national specialty retailer of apparel for women and tween girls operating, through its wholly owned subsidiaries, the dressbarn, maurices and Justice brands. Parent operates (through its subsidiaries) approximately 2,600 stores throughout the United States, Puerto Rico and Canada, with annual revenues of over $2.9 billion for the fiscal year ended July 30, 2011. Parent classifies its businesses into three segments following a brand-oriented approach: dressbarn, maurices and Justice. The dressbarn segment includes 838 specialty retail stores, as well as an e-commerce operation that was launched in the first quarter of the fiscal year ended July 30, 2011. The dressbarn brand primarily attracts female consumers in the mid-30’s to mid 50’s age range and offers moderate-to-better quality career and casual fashion to the working woman. The maurices segment includes 813 specialty retail stores and e-commerce operations. The maurices brand offers up-to-date fashion designed to appeal to the 17 to 34 year-old female, with stores concentrated in small markets (approximately 25,000 to 100,000 people). The Justice segment includes 920 specialty retail stores, e-commerce operations and certain licensed franchises in international territories. The Justice brand offers fashionable apparel to girls who are ages 7 to 14 in an environment designed to match the energetic lifestyle of tween girls. The business address for Parent is Ascena Retail Group, Inc., 30 Dunnigan Drive, Suffern, New York 10901. The business telephone number for Parent is (845) 369-4500.

ANNEX B

FIRST SUPPLEMENTAL INDENTURE

CHARMING SHOPPES, INC.

1.125% Senior Convertible Notes Due 2014

FIRST SUPPLEMENTAL INDENTURE

Dated as of June 14, 2012

to INDENTURE

Dated as of April 30, 2007

WELLS FARGO BANK, NATIONAL ASSOCIATION

TRUSTEE

This FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of June 14, 2012, between CHARMING SHOPPES, INC., a Pennsylvania corporation (“Company”), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as trustee under the Indenture referred to below (“Trustee”). Capitalized terms used but not defined herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

RECITALS

WHEREAS, the Company and the Trustee are parties to the Indenture dated as of April 30, 2007 (the “Indenture”), under which the Company issued the Securities.

WHEREAS, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 1, 2012, by and among Ascena Retail Group, Inc., a Delaware corporation (“Ascena”), Colombia Acquisition Corp., a Pennsylvania corporation and direct wholly owned subsidiary of Ascena (the “Purchaser”), and the Company;

WHEREAS, pursuant to the Merger Agreement, on May 15, 2012, the Purchaser commenced a cash tender offer (the “Offer”) to purchase all of the outstanding Common Stock of the Company, at a purchase price of $7.35 per share of Common Stock, on the terms and subject to the conditions set forth in the Merger Agreement and the Offer to Purchase relating to the Offer;

WHEREAS, following the completion of the Offer, the Purchaser merged with and into the Company (the “Merger”) with the Company surviving the Merger as a direct wholly owned subsidiary of Ascena;

WHEREAS, as a result of the Merger, the consideration payable for each outstanding share of Common Stock (other than shares of Common Stock held directly or indirectly by Ascena, the Purchaser or the Company (as treasury stock or otherwise) or any of their respective wholly owned subsidiaries or any shareholder of the Company who properly exercised their appraisal rights under Pennsylvania law) is $7.35 per share of Common Stock in cash without interest, subject to any applicable withholding tax (the “Merger Consideration”);

WHEREAS, as a result of the Merger, the holders of outstanding shares of Common Stock received Exchange Property solely consisting of the Merger Consideration; and

WHEREAS, pursuant to Section 10.06(a) of the Indenture, and as a result of the Merger and the receipt of Exchange Property by the holders of outstanding shares of Common Stock, the Company and the Trustee shall enter into this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and not withstanding any provision of the Indenture which, absent this Supplemental Indenture, might operate to limit such action, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1.1. Effect of Reclassification, Consolidation, Merger or Sale . As a result of the Merger and pursuant to Article 10 of the Indenture, the Conversion Obligation in respect of the Securities converted following the date of this Supplemental Indenture shall be computed in the same manner as set forth in Section 10.03(a) of the Indenture, except that the Daily VWAP of the Common Stock shall be deemed to equal 100% of the value of any Exchange Property consisting of cash received per share of Common Stock. As a result of the foregoing, upon compliance with all the applicable provisions of the Indenture and upon conversion of Securities by any Holder, such Holder shall be entitled to receive Exchange Property equal to $477.92 for each $1,000 of principal amount of Securities, which is an amount equal to the amount such Holder would have received as Merger Consideration had such Holder converted its Securities at the Applicable Conversion Rate in effect immediately prior to the Merger. The Applicable Conversion Rate calculated in accordance with Article 10 of the Indenture is 65.0233. The Applicable Conversion Rate does not include any Additional Shares.

1

Section 1.2. Effectiveness of Supplemental Indenture. Upon the execution and delivery of this Supplemental Indenture by the Company and the Trustee, the Indenture shall be supplemented in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Securities heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby.

Section 1.3. Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 1.4. Confirmation and Preservation of Indenture. The Indenture as supplemented by this Supplemental Indenture is in all respects confirmed and preserved, and the Indenture shall henceforth be read and construed together with this Supplemental Indenture. In the event of a conflict between the terms and conditions of the Indenture and the terms and conditions of this Supplemental Indenture, the terms and conditions of this Supplemental Indenture shall prevail.

Section 1.5. Conflict with Trust Indenture Act. If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act (the “TIA”) that is required under the TIA to be part of and govern any provision of this Supplemental Indenture, the provision of the TIA shall control. If any provision of this Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

Section 1.6. Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 1.7. Trustee Makes No Representation. The Trustee makes no representation as to the (i) accuracy of the calculation of the Merger Consideration or (ii) the validity or sufficiency of this First Supplemental Indenture.

Section 1.8. Headings. The Article and Section headings of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 1.9. Benefits of Supplemental Indenture, etc. Nothing in this Supplemental Indenture, express or implied, shall give to any person, other than the parties hereto and their successors hereunder and the Holders of the Securities, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Supplemental Indenture or the Securities.

Section 1.10. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS RULES THEREOF.

Section 1.11 Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

[Signature Page Follows]

2

IN WITNESS WHEREOF, the undersigned, being duly authorized, have executed this Supplemental Indenture on behalf of the respective parties hereto as of the date first above written.

CHARMING SHOPPES, INC.

By:	/s/ Eric M. Specter
	Name:	Eric M. Specter
	Title:	Chief Financial Officer

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Raymond Delli Colli
	Name:	Raymond Delli Colli
	Title:	Vice President

[First Supplemental Indenture]